UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2009
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

NEWS RELEASE

Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX REPORTS SECOND QUARTER RESULTS — METHANOL PRICES INCREASE INTO THE THIRD QUARTER
July 28, 2009
For the second quarter of 2009, Methanex reported Adjusted EBITDA1 of $24.8 million and a net loss of $5.7 million ($0.06 per share on a diluted basis). This compares with Adjusted EBITDA of $13.1 million and a net loss of $18.4 million ($0.20 per share on a diluted basis) for the first quarter of 2009.
Bruce Aitken, President and CEO of Methanex commented, “Despite lower produced sales volumes and a slightly lower methanol sales price, we realized improved earnings in the second quarter compared to the first quarter, as our cost structure continued to decline. Natural gas costs were lower in second quarter compared to the first quarter and our cost reduction plan also had a positive impact.”
Mr. Aitken added, “Primarily as a result of strong demand in Asia, particularly in China, global methanol demand improved in the second quarter, which has supported a strengthening methanol price environment as we enter the third quarter and this should provide further upward momentum for our earnings. In July, our average non-discounted price is about $235 per tonne, up from our Q2-09 price of $211 per tonne.”
Mr. Aitken concluded, “With US$278 million of cash on hand at the end of the quarter, a strong balance sheet, no near term refinancing requirements, an undrawn credit facility, and the new low-cost Egypt project on track for start-up in the first half of next year, we are well positioned to meet our financial commitments through this period of uncertainty and continue to invest to grow the Company.”
A conference call is scheduled for July 29, 2009 at 11:00 am ET (8:00 am PT) to review these second quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-7132, or toll free at (888) 205-4499. The passcode for the call is 45654. A playback version of the conference call will be available for fourteen days at (877) 245-4531. The reservation number for the playback version is 668312. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING INFORMATION WARNING
This Second Quarter 2009 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Second Quarter 2009 Management’s Discussion and Analysis for more information.

[1]
Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures in the attached Second Quarter 2009 Management’s Discussion and Analysis for a description of each supplemental non-GAAP measure and a reconciliation to the most comparable GAAP measure.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

2
Interim Report For the Three Months Ended June 30, 2009
At July 28, 2009 the Company had 92,041,242 common shares issued and outstanding and stock options exercisable for 2,763,052 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America: 1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This Second Quarter 2009 Management’s Discussion and Analysis dated July 28, 2009 should be read in conjunction with the 2008 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2008 Annual Report. The Methanex 2008 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions, except where noted)	2009	2009	2008	2009	2008
Sales volumes (thousands of tonnes)
Produced methanol	941	1,000	910	1,941	1,588
Purchased methanol	329	270	541	599	1,210
Commission sales [1]	161	131	168	292	311

Total sales volumes	1,431	1,401	1,619	2,832	3,109
Methanex average non-discounted posted price ($ per tonne) [2]	211	216	489	213	595
Average realized price ($ per tonne) [3]	192	199	412	196	476
Adjusted EBITDA [4]	24.8	13.1	78.0	37.9	204.2
Cash flows from operating activities	14.0	67.9	32.8	81.9	141.9
Cash flows from operating activities before changes in non-cash working capital [4]	17.7	4.8	67.1	22.5	167.9
Operating income (loss) [4]	(4.0)	(15.8)	51.6	(19.8)	154.7
Net income (loss)	(5.7)	(18.4)	38.1	(24.1)	102.7
Basic net income (loss) per common share	(0.06)	(0.20)	0.40	(0.26)	1.07
Diluted net income (loss) per common share	(0.06)	(0.20)	0.40	(0.26)	1.07
Common share information (millions of shares):
Weighted average number of common shares	92.0	92.0	94.5	92.0	95.8
Diluted weighted average number of common shares	92.0	92.0	95.1	92.0	96.3
Number of common shares outstanding, end of period	92.0	92.0	94.0	92.0	94.0

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]
These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

PRODUCTION SUMMARY

	Q2 2009		Q1 2009	Q2 2008	YTD Q2 2009	YTD Q2 2008
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
Chile I, II, III and IV	960	252	228	261	480	570
Titan	213	165	223	229	388	446
Atlas (63.1% interest)	268	275	204	288	479	581
New Zealand [2]	350	203	194	124	397	244

	1,791	895	849	902	1,744	1,841

[1]
The production capacities for our Trinidad plants are stated at original nameplate capacity. These facilities are able to operate above original nameplate capacity as a result of efficiencies gained through improvements and experience at these plants. The production capacity for our facilities in Chile and New Zealand may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
In October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our 530,000 tonne per year Waitara Valley facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant or both depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms and accordingly, we have included both of these facilities in the production capacity for New Zealand. We have excluded the second Motunui facility from production capacity in New Zealand as we currently do not intend to restart this facility.

Chile
Our methanol facilities in Chile produced 252,000 tonnes during the second quarter of 2009 compared with 228,000 tonnes during the first quarter of 2009. Production from our Chile facilities for the second quarter of 2009 was higher compared with the first quarter of 2009 primarily due to an unplanned outage in the first quarter of 2009 which resulted in lost production of approximately 35,000 tonnes.
We are currently operating our methanol facilities in Chile at approximately 30% of capacity primarily due to curtailments of our natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2008 Annual Report for more information.
Our goal is ultimately to return to operating all four of our plants in Chile with natural gas from suppliers in Chile. We are pursuing investment opportunities with the state-owned energy company Empresa Nacional del Petroleo (ENAP), GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. During 2007, we signed an agreement with GeoPark under which we provided $40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. GeoPark has continued to increase deliveries to our plants in Chile and for the second quarter of 2009 approximately 40% of total production at our Chilean facilities was produced with natural gas from the Fell block. In May 2008, we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and to supply natural gas to our production facilities in Chile. Final government approvals are expected in the third quarter of 2009. Under the arrangement, we fund a 50% participation in the block and as at June 30, 2009, we had contributed $53 million. During the second quarter of 2009 approximately 13% of total production at our Chilean facilities was produced with natural gas from the Dorado Riquelme block. We expect natural gas supply from this block to further increase during 2009. The remaining methanol production at our Chilean facilities during the second quarter of 2009 was sourced from ENAP’s existing natural gas fields.
There continue to be other investment activities supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Under the terms of the agreements from the bidding round there are minimum investment commitments. Planning and exploration activities have commenced. In July 2008, we announced that under the international bidding round, the Otway exploration block in southern Chile was awarded to a consortium that includes Wintershall, GeoPark, and Methanex. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Exploration work is expected to commence by the end of this year. The minimum exploration investment committed in the Otway block by the consortium for the first phase is $11 million over the next three years.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Trinidad
Our Atlas and Titan methanol facilities in Trinidad represent over 2.0 million tonnes of competitive cost annual capacity. Our methanol facilities in Trinidad produced a total of 440,000 tonnes during the second quarter of 2009 compared with 427,000 tonnes during the first quarter of 2009. We completed planned turnaround activities for the Titan facility in June and early July 2009 and for the Atlas facility in January 2009.
New Zealand
Our New Zealand facilities produced 203,000 tonnes during the second quarter of 2009 compared with 194,000 tonnes during first quarter of 2009.
In early October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we idled our smaller scale 530,000 tonne Waitara Valley facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant or both depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of changes in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the second quarter of 2009, we recorded Adjusted EBITDA of $24.8 million and a net loss of $5.7 million ($0.06 per share on a diluted basis). This compares with Adjusted EBITDA of $13.1 million and a net loss of $18.4 million ($0.20 per share on a diluted basis) for the first quarter of 2009 and Adjusted EBITDA of $78.0 million and net income of $38.1 million ($0.40 per share on a diluted basis) for the second quarter of 2008.
For the six months ended June 30, 2009, we recorded Adjusted EBITDA of $37.9 million and a net loss of $24.1 million ($0.26 per share on a diluted basis). This compares with Adjusted EBITDA of $204.2 million and net income of $102.7 million ($1.07 per share on a diluted basis) during the same period in 2008.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q2 2009	Q2 2009	YTD Q2 2009
	compared with	compared with	compared with
($ millions)	Q1 2009	Q2 2008	YTD Q2 2008
Average realized price	$(8)	$(279)	$(714)
Sales volumes	—	(15)	(24)
Total cash costs	20	241	572

	$12	$(53)	$(166)

Average realized price

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ per tonne, except where noted)	2009	2009	2008	2009	2008
Methanex average non-discounted posted price [1]	211	216	489	213	595
Methanex average realized price	192	199	412	196	476
Average discount	9%	8%	16%	8%	20%
[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

The global economic slowdown in the latter part of 2008 led to a sudden and significant reduction in global methanol demand and an increase in global inventories. This resulted in a decrease in contract methanol pricing during the fourth quarter of 2008 and into 2009. Our average non-discounted posted price for the second quarter of 2009 was $211 per tonne compared with $216 per tonne for the first quarter of 2009 and $489 per tonne for the second quarter of 2008. Our average realized price for the second quarter of 2009 was $192 per tonne compared with $199 per tonne for the first quarter of 2009 and $412 per tonne for the second quarter of 2008. The decrease in our average realized price for the second quarter of 2009 compared with these periods decreased our Adjusted EBITDA by $8 million and $279 million, respectively. Our average realized price for the six months ended June 30, 2009 was $196 per tonne compared with $476 per tonne for the same period in 2008 and this decreased our Adjusted EBITDA by $714 million.
For the second quarter of 2009 our average realized price was approximately 9% lower than our average non-discounted posted price. This compares with approximately 8% lower for the first quarter of 2009 and 16% lower for the second quarter of 2008. We have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin and accordingly, the discount from our average non-discounted posted prices in 2009 is lower than the comparable periods in 2008 as a result of lower methanol pricing.
Sales volumes
Total methanol sales volumes excluding commission sales volumes for the second quarter of 2009 were the same as first quarter of 2009. Total methanol sales volumes excluding commission sales volumes for the second quarter of 2009 and six months ended June 30, 2009 were lower than comparable periods in 2008 by 181,000 tonnes and 258,000 tonnes, respectively. This resulted in lower Adjusted EBITDA for the second quarter of 2009 and six months ended June 30, 2009 compared with the same periods in 2008 by $15 million and $24 million, respectively.
Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Total cash costs for the second quarter of 2009 were lower compared with the first quarter of 2009 by $20 million. Natural gas costs on sales of produced methanol were lower during the second quarter of 2009 compared with the first quarter of 2009 by $13 million primarily as a result of the impact of lower methanol pricing. Purchased methanol costs were also lower as a result of the impact of lower methanol pricing during the second quarter of 2009 compared with the first quarter of 2009 and this resulted in lower cash costs by $3 million. During the first quarter of 2009, we made the decision to reduce the work force for our Chilean operations by approximately 15%, or 37 employees. As a result, we accrued approximately $4 million in severance and termination costs during the first quarter of 2009.
Total cash costs for the second quarter of 2009 and six months ended June 30, 2009 were lower than comparable periods in 2008 by $241 million and $572 million, respectively. Natural gas costs on sales of produced methanol and other costs were lower during the second quarter of 2009 and six months ended June 30, 2009 than comparable periods in 2008 by $79 million and $162 million primarily as a result of the impact of lower methanol pricing. Purchased methanol costs were also lower as a result of the impact of lower methanol pricing during the second quarter of 2009 and six months ended June 30, 2009 compared with the same periods in 2008 and this resulted in lower cash costs by $106 million and $225 million, respectively. Purchased methanol represented a lower proportion of our overall sales volumes during the second quarter of 2009 and six months ended June 30, 2009 compared with the same periods in 2008 and this resulted in lower cash costs by approximately $43 million and $166 million, respectively. Selling, general and administrative expenses were also lower for the second quarter of 2009 and six months ended June 30, 2009 compared with the same periods in 2008 by $10 million and $16 million, respectively, primarily due to lower stock-based compensation expense as a result of the impact of changes in our share price as well as lower costs resulting from cost reduction initiatives. Ocean freight and other logistics costs were lower for the second quarter of 2009 and six months ended June 30, 2009 compared with the same periods in 2008 by $3 million and $3 million, respectively, primarily as a result of lower fuel costs.
Depreciation and Amortization
Depreciation and amortization was $29 million for the second quarter of 2009 compared with $29 million for the first quarter of 2009 and $26 million for the second quarter of 2008.
Interest Expense

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2009	2009	2008	2009	2008

Interest expense before capitalized interest	$12	$14	$13	$26	$26
Less capitalized interest	(5)	(6)	(3)	(11)	(6)

Interest expense	$7	$8	$10	$15	$20

Interest expense before capitalized interest for the second quarter of 2009 was $12 million compared with $14 million for the first quarter of 2009 and $13 million for the second quarter of 2008. We have limited recourse debt of $530 million for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. Interest costs related to this project are capitalized.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Interest and Other Income (Expense)

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2009	2009	2008	2009	2008

Interest and other income (expense)	$2	$(4)	$13	$(2)	$12

Interest and other income (expense) for the second quarter of 2009 was income of $2 million compared with an expense of $4 million for the first quarter of 2009 and income of $13 million for the second quarter of 2008. The increase in interest and other income (expense) during the second quarter of 2009 compared with the first quarter of 2009 was primarily due to the impact of changes in foreign exchange rates. The decrease in interest and other income (expense) during the second quarter of 2009 compared with the second quarter of 2008 was primarily due to a $5 million gain on sale of ammonia production assets during the second quarter of 2008, the impact of changes in foreign exchange rates, and lower interest income earned on cash balances in 2009.
Income Taxes
The effective tax rate for the second quarter of 2009 was 36% compared with 32% for the first quarter of 2009 and 30% for the second quarter of 2008.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.
SUPPLY/DEMAND FUNDAMENTALS
During the fourth quarter of 2008, the global financial crisis and weak economic environment led to a sharp reduction in global demand for most traditional methanol derivatives (which represent approximately 70% of global methanol demand) while demand for methanol into energy related derivatives has remained relatively stable. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. Overall, we estimate global methanol demand declined by about 15% in the fourth quarter of 2008, or to approximately 36 million tonnes measured on an annualized basis, compared to the third quarter of 2008. During the first half of 2009, global methanol demand has improved, but remains below the third quarter of 2008 levels. The improvement in demand is primarily as a result of stronger demand in Asia, particularly in China, while demand in other regions has remained relatively stable. In reaction to this decrease in demand from third quarter of 2008 levels, many high cost methanol plants have been operating at lower rates or have shut down, particularly in China, where we estimate approximately 6 million tonnes of high cost methanol production capacity shut down during the fourth quarter of 2008 and has largely remained shut down during the first half of 2009. Net imports into China have increased significantly to replace domestic production that has been shut down.

Methanex Non-Discounted Regional Posted Prices[1]
	Jul	Jun	May	Apr
(US$ per tonne)	2009	2009	2009	2009
United States	226	200	200	200
Europe [2]	224	193	193	193
Asia	250	230	230	230

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€159 for Q3 2009 (Q2 2009 — €146.5) converted to United States dollars.
In reaction to this decrease in global demand, there was a significant decrease in spot and contract methanol pricing during the fourth quarter of 2008 and at the beginning of the first quarter of 2009. During the first half of 2009, pricing stabilized and our average non-discounted posted pricing in the second quarter of 2009 was approximately $211 per tonne. Entering the third quarter of 2009, spot and contract methanol prices have increased and our average non-discounted posted pricing for July is approximately $235 per tonne.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

The next increment of world scale capacity outside of China is a 1.7 million tonne per year plant in Iran which we understand is in the startup phase. We expect product from this plant to be available to the market in the second half of 2009. In addition, there are four plants with capacity totaling 4.0 million tonnes under construction outside of China, including our own 1.3 million tonne per year plant in Egypt, and we expect product from these plants could be available to the market in 2010.
The uncertain economic environment poses risks for our business and the future demand for methanol. Methanol demand into traditional derivatives is correlated to industrial production and we believe that methanol demand into traditional derivatives should improve when the macro economic environment improves. Over the past two years, high energy prices have driven demand for methanol into energy applications such as gasoline blending and DME, primarily in China. Recent regulatory changes have improved the demand outlook for methanol gasoline blending in China and we believe demand potential into these energy derivatives will be stronger in a higher energy price environment.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities in the second quarter of 2009 were $14 million compared with $33 million for the same period in 2008. The change in cash flows for the second quarter of 2009 compared with the second quarter of 2008 is primarily a result of lower earnings and the changes in net working capital position.
During the second quarter of 2009, we paid a quarterly dividend of US$0.155 per share, or $14 million.
We are constructing a 1.3 million tonne per year methanol facility in Egypt. We expect the methanol facility to begin operations in the first half of 2010. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project and we will sell 100% of the methanol from the facility. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the second quarter of 2009, total plant and equipment construction costs related to our project in Egypt were $91 million. EMethanex has limited recourse debt facilities of $530 million. As at June 30, 2009, a total of $426 million of this limited recourse debt has been drawn with $60 million being drawn during the second quarter of 2009. The total estimated future costs to complete the project, excluding financing costs and working capital, are expected to be approximately $185 million. Our 60% share of future equity contributions, excluding financing costs and working capital, is estimated to be approximately $48 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
We have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme hydrocarbon exploration block in southern Chile. Under the arrangement, we fund a 50% participation in the block for which we have contributed $53 million to date and we expect to contribute approximately $100 million in further capital over the next three years.
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to retain financial flexibility. This is particularly important in the current uncertain economic environment and the current difficult credit markets. We have excellent financial capacity and flexibility. Our cash balance at June 30, 2009 was $278 million and we have a strong balance sheet, no near term re-financing requirements, and an undrawn $250 million credit facility provided by highly rated financial institutions that expires in mid-2010. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for current operations, is currently estimated to total approximately $80 million for the period to the end of 2011.
We believe we are well positioned to meet our financial commitments in this time of economic uncertainty and continue to invest to grow the Company.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

The credit ratings for our unsecured notes at June 30, 2009 were as follows:

Standard & Poor’s Rating Services	BBB- (stable)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB- (stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
Although we have seen some improvement in the global economy, particularly in China, there continues to be uncertainty caused by the global economic slowdown. The slowdown in the global economy that began in the fourth quarter of 2008 has persisted into 2009 and it is uncertain how long the current weak economic environment will last. These global economic conditions materially affect both the supply and demand for methanol and the price at which methanol is sold. The degree to which our business is impacted is dependent upon the duration and severity of these economic conditions.
In July 2009, our average non-discounted price across all of the major regions is approximately $235 per tonne and we currently believe that methanol prices should remain relatively stable during the third quarter. However, the methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and invest to grow the Company.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

CONTROLS AND PROCEDURES
For the three months ended June 30, 2009, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
CHANGES IN ACCOUNTING POLICIES
On January 1, 2009, we adopted the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The impact of the retroactive adoption of this standard on our consolidated financial statements at January 1, 2009 is approximately $13 million recorded as a reduction to opening retained earnings and property plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard. The impact for the three and six month periods ended June 30, 2009 was an increase to selling, general and administrative expenses of approximately $1.4 million (2008 — $0.9 million) and $2.6 million (2008 — $1.8 million), respectively.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.
As a result of the IFRS transition, changes in accounting policies are likely and may materially impact our consolidated financial statements. The IASB will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.
We have established a working team to manage the transition to IFRS. Additionally, we have established an IFRS steering committee to monitor progress and review and approve recommendations from the working team for the transition to IFRS. The working team provides regular updates to the IFRS steering committee and to the Audit, Finance & Risk Committee of the Board.
We have developed a plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. The IFRS transition plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, and control activities.
During the latter half of 2008 we commenced the accounting policy selection phase and are addressing, on a priority basis, those areas which we believe may cause the most significant impact to our consolidated financial statements. In conjunction with the accounting policy selection phase, we are identifying the impact of IFRS on infrastructure (including financial reporting expertise and information technology and data systems), business activities (including financial covenants and compensation arrangements), and control activities (including internal control over financial reporting and disclosure controls and procedures). During the second quarter of 2009, we have continued to focus our efforts in researching and documenting significant impact areas and continue to progress the accounting policy selection phase.
We will continue to provide updates on the status of key activities for this convergence project in our quarterly and annual Management’s Discussion and Analysis throughout the convergence period to January 1, 2011.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income (expense), and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ thousands)	2009	2009	2008	2009	2008
Cash flows from operating activities	$14,037	$67,853	$32,766	$81,890	$141,899
Add (deduct):
Changes in non-cash working capital	3,685	(63,036)	34,294	(59,351)	26,027
Other cash payments	4,477	1,290	1,801	5,767	2,121
Stock-based compensation expense	(1,453)	(1,874)	(5,207)	(3,327)	(9,835)
Other non-cash items	(2,169)	(2,149)	1,946	(4,318)	(3,913)
Interest expense	6,972	7,559	9,630	14,531	20,320
Interest and other income (expense)	(1,903)	3,581	(12,671)	1,678	(11,834)
Current income taxes	1,135	(95)	15,441	1,040	39,401

Adjusted EBITDA	$24,781	$13,129	$78,000	$37,910	$204,186

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2009	2009	2008	2008
Revenue	$245,501	$254,007	$408,384	$569,876
Net income (loss)	(5,743)	(18,406)	(3,949)	70,045
Basic net income (loss) per common share	(0.06)	(0.20)	(0.04)	0.75
Diluted net income (loss) per common share	(0.06)	(0.20)	(0.04)	0.74

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2008	2008	2007	2007
Revenue	$600,025	$735,934	$731,057	$395,118
Net income	38,059	64,598	171,697	23,610
Basic net income per common share	0.40	0.66	1.74	0.24
Diluted net income per common share	0.40	0.66	1.72	0.24

METHANEX CORPORATION 2009 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

FORWARD-LOOKING INFORMATION WARNING
This Second Quarter 2009 Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward looking statements:
•	expected demand for methanol and its derivatives,
•	expected new methanol supply and timing for start-up of same,
•
expected timing of shut down (either temporary or permanent) or re-start of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,

•	expected prices of methanol,
•	anticipated production rates of our plants,
•	expected levels of natural gas supply to our plants,
•	capital committed by third parties towards future natural gas exploration in Chile, anticipated results of natural gas exploration in Chile and timing of same,
•	receipt of third party consent or approvals, including governmental approval, of natural gas exploration rights or other rights or projects,
•	expected operating costs, including natural gas feedstock costs and logistics costs,
•	expected capital expenditures and future sources of funding for such capital expenditures,
•	expected tax rates,
•	expected cash flows and earnings capability,
•	anticipated completion date of, and cost to complete, our methanol project in Egypt,
•	availability of committed credit facilities and other financing,
•	shareholder distribution strategy and anticipated distributions to shareholders,
•	commercial viability of, or ability to execute, future projects or capacity expansions,
•	financial strength and ability to meet future financial commitments,
•	expected global or regional economic activity (including industrial production levels) and expected timing for recovery from the current economic recession, and
•	expected actions of third parties, including governments, gas suppliers, courts and tribunals.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,
•	production rates of our facilities,
•	success of natural gas exploration in Chile and New Zealand,
•	receipt of third party consents or approvals, including without limitation, governmental approvals related to natural gas exploration rights and other rights and projects,
•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•	completion date and cost of our methanol project in Egypt,
•	availability of committed credit facilities,
•	global and regional economic activity (including industrial production levels),
•	absence of major natural disasters or global pandemics,
•	absence of material changes in laws or regulations, and
•	performance of contractual obligations by customers, suppliers and other third parties.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•	the price of natural gas, oil and oil derivatives,
•
the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions or other regions on commercially acceptable terms,

•	the on-time and on-budget completion of our new methanol joint venture project in Egypt,
•	the ability to successfully carry out corporate initiatives and strategies,
•	actions of competitors and suppliers,
•	actions of governments and governmental authorities including implementation of policies or other measures by the Chinese government or other governments that could impact the demand for methanol,
•	changes in laws or regulations,
•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations,
•	world-wide economic conditions, and
•	other risks described in our 2008 Management’s Discussion and Analysis and this Second Quarter 2009 Management’s Discussion and Analysis.
In addition to the foregoing risk factors, the current uncertain economic environment and its impact on global economies has added additional risks and uncertainties including changes in capital markets and corresponding effects on the company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of changes in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs. The price, cash cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period plus the change in unabsorbed fixed cash costs, the change in consolidated selling, general and administrative expenses and the change in fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in total methanol sales volume excluding commission sales volume multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2009	2008	2009	2008
		(As adjusted		(As adjusted
		- note 2)		- note 2)
Revenue	$245,501	$600,025	$499,508	$1,335,960
Cost of sales and operating expenses	220,720	522,025	461,598	1,131,774
Depreciation and amortization	28,752	26,396	57,673	49,509

Operating income (loss) before undernoted items	(3,971)	51,604	(19,763)	154,677
Interest expense (note 7)	(6,972)	(9,630)	(14,531)	(20,320)
Interest and other income (expense)	1,903	12,671	(1,678)	11,834

Income (loss) before income taxes	(9,040)	54,645	(35,972)	146,191
Income tax (expense) recovery:
Current	(1,135)	(15,441)	(1,040)	(39,401)
Future	4,432	(1,145)	12,863	(4,133)

	3,297	(16,586)	11,823	(43,534)

Net income (loss)	$(5,743)	$38,059	$(24,149)	$102,657

Net income (loss) per common share:
Basic	$(0.06)	$0.40	$(0.26)	$1.07
Diluted	$(0.06)	$0.40	$(0.26)	$1.07

Weighted average number of common shares outstanding:
Basic	92,040,569	94,520,011	92,031,933	95,837,568
Diluted	92,040,569	95,149,888	92,031,933	96,341,992

Number of common shares outstanding at period end	92,041,242	94,037,242	92,041,242	94,037,242
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Jun 30	Dec 31
	2009	2008
		(As adjusted
		- note 2)
ASSETS
Current assets:
Cash and cash equivalents	$277,600	$328,430
Receivables	171,058	213,419
Inventories	102,953	177,637
Prepaid expenses	24,240	16,840

	575,851	736,326
Property, plant and equipment (note 4)	2,057,622	1,899,059
Other assets	173,426	168,988

	$2,806,899	$2,804,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$180,088	$235,369
Current maturities on long-term debt (note 6)	15,282	15,282
Current maturities on other long-term liabilities	7,730	8,048

	203,100	258,699
Long-term debt (note 6)	870,006	772,021
Other long-term liabilities	84,615	97,441
Future income tax liabilities	286,329	299,192
Non-controlling interest	120,113	88,604
Shareholders’ equity:
Capital stock	427,366	427,265
Contributed surplus	25,640	22,669
Retained earnings	809,825	862,507
Accumulated other comprehensive loss	(20,095)	(24,025)

	1,242,736	1,288,416

	$2,806,899	$2,804,373

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Loss	Equity
Balance, December 31, 2007, as previously reported	98,310,254	$451,640	$16,021	$876,348	$(8,655)	$1,335,354
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles 3064 (note 2)	—	—	—	(7,790)	—	(7,790)
Non-controlling interest proportionate share (note 2)	—	—	—	1,858	3,462	5,320

Balance, December 31, 2007, as adjusted	98,310,254	451,640	16,021	870,416	(5,193)	1,332,884
Net income and other comprehensive loss, as previously reported	—	—	—	172,298	(31,363)	140,935
Adjustments for retroactive adoption of new accounting policies:
Goodwill and intangibles 3064 (note 2)	—	—	—	(5,818)	—	(5,818)
Non-controlling interest proportionate share (note 2)	—	—	—	2,273	12,531	14,804

Net income and other comprehensive loss, as adjusted				168,753	(18,832)	149,921
Compensation expense recorded for stock options	—	—	8,225	—	—	8,225
Issue of shares on exercise of stock options	224,016	4,075	—	—	—	4,075
Reclassification of grant date fair value on exercise of stock options	—	1,577	(1,577)	—	—	—
Payments for shares repurchased	(6,502,878)	(30,027)	—	(119,829)	—	(149,856)
Dividend payments	—	—	—	(56,833)	—	(56,833)

Balance, December 31, 2008	92,031,392	427,265	22,669	862,507	(24,025)	1,288,416
Net loss	—	—	—	(18,406)	—	(18,406)
Compensation expense recorded for stock options	—	—	2,235	—	—	2,235
Issue of shares on exercise of stock options	8,100	38	—	—	—	38
Reclassification of grant date fair value on exercise of stock options	—	42	(42)	—	—	—
Dividend payments	—	—	—	(14,267)	—	(14,267)
Other comprehensive income	—	—	—	—	1,112	1,112

Balance, March 31, 2009	92,039,492	427,345	24,862	829,834	(22,913)	1,259,128
Net loss	—	—	—	(5,743)	—	(5,743)
Compensation expense recorded for stock options	—	—	783	—	—	783
Issue of shares on exercise of stock options	1,750	16	—	—	—	16
Reclassification of grant date fair value on exercise of stock options	—	5	(5)	—	—	—
Dividend payments	—	—	—	(14,266)	—	(14,266)
Other comprehensive income	—	—	—	—	2,818	2,818

Balance, June 30, 2009	92,041,242	$427,366	$25,640	$809,825	$(20,095)	$1,242,736

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2009	2008	2009	2008
Net income (loss)	$(5,743)	$38,059	$(24,149)	$102,657
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts (note 12)	(220)	325	(178)	60
Change in fair value of interest rate swap contracts (note 12)	3,038	11,972	4,108	76

	2,818	12,297	3,930	136

Comprehensive income (loss)	$(2,925)	$50,356	$(20,219)	$102,793

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2009	2008	2009	2008
		(As adjusted		(As adjusted
		- note 2		- note 2
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(5,743)	$38,059	$(24,149)	$102,657
Add (deduct) non-cash items:
Depreciation and amortization	28,752	26,396	57,673	49,509
Future income taxes	(4,432)	1,145	(12,863)	4,133
Stock-based compensation expense	1,453	5,207	3,327	9,835
Other	2,169	(1,946)	4,318	3,913
Other cash payments, including stock-based compensation	(4,477)	(1,801)	(5,767)	(2,121)

Cash flows from operating activities before undernoted	17,722	67,060	22,539	167,926
Changes in non-cash working capital (note 11)	(3,685)	(34,294)	59,351	(26,027)

	14,037	32,766	81,890	141,899

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(14,266)	(14,583)	(28,533)	(28,047)
Proceeds from limited recourse debt (note 6)	60,000	49,000	105,000	88,000
Equity contribution by non-controlling interest	14,403	15,897	30,463	29,497
Repayment of limited recourse debt	(7,328)	(7,328)	(7,641)	(7,640)
Payments for shares repurchased	—	(43,489)	—	(117,565)
Proceeds on issue of shares on exercise of stock options	16	1,508	54	3,900
Repayment of other long-term liabilities	(1,271)	(1,089)	(8,912)	(6,087)

	51,554	(84)	90,431	(37,942)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(14,528)	(30,103)	(31,427)	(38,254)
Egypt plant under construction	(90,507)	(82,686)	(176,859)	(177,443)
Dorado Riquelme investment (note 13)	(3,111)	(32,850)	(11,200)	(32,850)
GeoPark financing	—	—	—	(11,390)
Changes in project debt reserve accounts	(2,556)	(1,995)	5,044	(1,995)
Other assets	(43)	(163)	(2,454)	142
Changes in non-cash working capital (note 11)	9,860	(5,524)	(6,255)	14,134

	(100,885)	(153,321)	(223,151)	(247,656)

Decrease in cash and cash equivalents	(35,294)	(120,639)	(50,830)	(143,699)
Cash and cash equivalents, beginning of period	312,894	465,164	328,430	488,224

Cash and cash equivalents, end of period	$277,600	$344,525	$277,600	$344,525

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$4,305	$6,913	$24,663	$23,902
Income taxes paid, net of amounts refunded	$1,955	$31,969	$7,719	$63,083
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 14. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2008 Annual Report. Certain prior period comparatives have been reclassified to conform with the current year presentation.
2.	Changes to Canadian generally accepted accounting principles and reclassifications:
On January 1, 2009, the Company adopted the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, replaces Section 3062, Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The impact of the retroactive adoption of this standard on the Company’s consolidated balance sheet at January 1, 2009 is approximately $13 million recorded as a reduction to opening retained earnings and property plant and equipment. The amount relates to certain pre-operating expenditures that have been capitalized to property, plant and equipment at December 31, 2008 that would have been required to be expensed under this new standard. The impact for the three and six month periods ended June 30, 2009 was an increase to selling, general and administrative expenses of approximately $1.4 million (2008 — $0.9 million) and $2.6 million (2008 — $1.8 million), respectively.
As a portion of these pre-operating expenditures were incurred in a non-wholly-owned subsidiary, the Company has also adjusted the opening non-controlling interest (NCI) and retained earnings balances at December 31, 2008 for the NCI’s proportionate share of approximately $4 million. In addition, the Company has retrospectively reclassified approximately $16 million from accumulated other comprehensive loss to NCI, representing the NCI’s share of accumulated other comprehensive loss to December 31, 2008.
3.	Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three and six month periods ended June 30, 2009 was $208 million (2008 — $491 million) and $439 million (2008 — $1,067 million), respectively.
4.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value
June 30, 2009
Plant and equipment	$2,567,550	$1,337,406	$1,230,144
Egypt plant under construction	767,444	—	767,444
Other	123,842	63,808	60,034

	$3,458,836	$1,401,214	$2,057,622

December 31, 2008
Plant and equipment	$2,544,163	$1,299,296	$1,244,867
Egypt plant under construction	590,585	—	590,585
Other	127,731	64,124	63,607

	$3,262,479	$1,363,420	$1,899,059

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

5.	Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Jun 30	Dec 31
Consolidated Balance Sheets	2009	2008
Cash and cash equivalents	$11,556	$35,749
Other current assets	39,082	57,374
Property, plant and equipment	249,047	249,609
Other assets	13,105	18,149
Accounts payable and accrued liabilities	20,675	19,927
Long-term debt, including current maturities (note 6)	99,891	106,592
Future income tax liabilities	14,309	17,942

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Income	2009	2008	2009	2008
Revenue	$43,239	$76,455	$81,100	$158,532
Expenses	(37,360)	(72,101)	(72,035)	(146,735)

Income before income taxes	5,879	4,354	9,065	11,797
Income tax expense	(748)	(1,049)	(1,490)	(2,951)

Net income	$5,131	$3,305	$7,575	$8,846

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Cash Flows	2009	2008	2009	2008
Cash inflows (outflows) from operating activities	$14,845	$(10,466)	$32,167	$(14,088)
Cash outflows from financing activities	(7,016)	(9,010)	(7,016)	(9,010)
Cash outflows from investing activities	(2,347)	(444)	(3,280)	(610)
6.	Long-term debt:

	Jun 30	Dec 31
	2009	2008
Unsecured notes
8.75% due August 15, 2012	$198,400	$198,182
6.00% due August 15, 2015	148,610	148,518

	347,010	346,700
Atlas limited recourse debt facilities	99,891	106,592
Egypt limited recourse debt facilities	425,574	320,574
Other limited recourse debt facilities	12,813	13,437

	885,288	787,303
Less current maturities	(15,282)	(15,282)

	$870,006	$772,021

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

7.	Interest expense:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2009	2008	2009	2008
Interest expense before capitalized interest	12,406	12,447	26,117	26,302
Less: capitalized interest related to Egypt project	(5,434)	(2,817)	(11,586)	(5,982)

Interest expense	6,972	9,630	14,531	20,320

The Company has limited recourse debt facilities of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the three and six month periods ended June 30, 2009, interest costs related to this project of $5.4 million were capitalized (2008 — $2.8 million) and $11.6 million (2008 — $6.0 million), respectively.
8.	Net income (loss) per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2009	2008	2009	2008
Denominator for basic net income per common share	92,040,569	94,520,011	92,031,933	95,837,568
Effect of dilutive stock options	—	629,877	—	504,424

Denominator for diluted net income per common share	92,040,569	95,149,888	92,031,933	96,341,992

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at June 30, 2009:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at December 31, 2008	76,450	$6.95	3,743,117	$23.27
Granted	—	—	1,361,130	6.33
Exercised	(8,100)	5.85	—	—
Cancelled	(1,000)	5.85	(5,325)	25.27

Outstanding at March 31, 2009	67,350	$7.09	5,098,922	$18.75
Granted	—	—	—	—
Exercised	—	—	(1,750)	9.23
Cancelled	—	—	(26,105)	22.25

Outstanding at June 30, 2009	67,350	$7.09	5,071,067	$18.73

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

9.	Stock-based compensation (continued):
Information regarding the incentive stock options outstanding at June 30, 2009 is as follows:

	Options Outstanding at			Options Exercisable at
	June 30, 2009			June 30, 2009
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of Stock	Weighted
	Contractual Life	Options	Average Exercise	Options	Average Exercise
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Price
Options denominated in CAD
$3.29 to 9.56	1.3	67,350	$7.09	67,350	$7.09

Options denominated in USD
$6.33 to 11.56	6.3	1,543,630	$6.60	185,800	$8.57
$17.85 to 22.52	3.5	1,458,650	20.27	1,458,650	20.27
$23.92 to 28.43	5.2	2,068,787	26.71	1,016,252	26.14

	5.0	5,071,067	$18.73	2,660,702	$21.69

(ii)	Performance stock options:

As at June 30, 2009, there were 35,000 shares (December 31, 2008 — 35,000 shares) reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2009, compensation expense related to stock options included in cost of sales and operating expenses was $0.8 million (2008 — $1.7 million) and $3.0 million (2008 — $4.6 million), respectively. The fair value of the 2009 stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2009
Risk-free interest rate	1.8%
Dividend yield	2%
Expected life	5 years
Volatility	44%
Forfeiture rate	5%
Weighted average fair value of options granted (USD per share)	$2.06

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

9.	Stock-based compensation (continued):
b)	Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at June 30, 2009 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance Share
	Units	Units	Units
Outstanding at December 31, 2008	411,395	12,523	1,057,648
Granted	112,131	15,200	396,470
Granted in-lieu of dividends	10,187	606	22,913
Redeemed	—	—	(395,420)
Cancelled	—	—	(11,039)

Outstanding at March 31, 2009	533,713	28,329	1,070,572
Granted	4,729	—	—
Granted in-lieu of dividends	6,093	339	12,778
Redeemed	(56,620)	—	—
Cancelled	—	—	(2,632)

Outstanding at June 30, 2009	487,915	28,668	1,080,718

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2009 was $16.6 million compared with the recorded liability of $13.8 million. The difference between the fair value and the recorded liability of $2.8 million will be recognized over the weighted average remaining service period of approximately 1.9 years.
For the three and six month periods ended June 30, 2009, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $0.7 million (2008 — $3.5 million) and $0.3 million (2008 — $5.2 million), respectively. This included a recovery of $0.9 million (2008 — expense of $0.9 million) and a recovery of $4.0 million (2008 — recovery of $0.8 million), respectively, related to the effect of the change in the Company’s share price.
10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and six month periods ended June 30, 2009 was $2.0 million (2008 — $2.0 million) and $5.5 million (2008 — $3.9 million), respectively.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

11.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three and six month periods ended June 30, 2009 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2009	2008	2009	2008
Decrease (increase) in non-cash working capital:
Receivables	$(20,304)	$(3,033)	$42,361	$99,298
Inventories	23,830	101,565	74,684	65,376
Prepaid expenses	(3,774)	2,148	(7,400)	(14,469)
Accounts payable and accrued liabilities	5,304	(143,565)	(55,281)	(170,948)

	5,056	(42,885)	54,364	(20,743)
Adjustments for items not having a cash effect	1,119	3,067	(1,268)	8,850

Changes in non-cash working capital having a cash effect	$6,175	$(39,818)	$53,096	$(11,893)

These changes relate to the following activities:
Operating	$(3,685)	$(34,294)	$59,351	$(26,027)
Investing	9,860	(5,524)	(6,255)	14,134

Changes in non-cash working capital	$6,175	$(39,818)	$53,096	$(11,893)

12.	Financial instruments:
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Jun 30	Dec 31
	2009	2008
Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$277,600	$328,430
Project debt reserve accounts included in other assets	13,105	18,149

Loans and receivables:
Receivables	164,194	207,419
Dorado Riquelme investment included in other assets (note 13)	53,445	42,123
GeoPark financing, including current portion	33,633	36,616

	$541,977	$632,737

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$180,088	$235,369
Long-term debt, including current portion	885,288	787,303
Capital lease obligation included in other long-term liabilities, including current portion	18,398	20,742

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	30,441	38,100
Derivative instruments	345	1,771

	$1,114,560	$1,083,285

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

12.	Financial instruments (continued):
At June 30, 2009, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and reserve accounts included in other assets which are recorded at fair value.
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015.
The Company has designated as cash flow hedges these interest rate swap contracts to swap the variable-based interest payments for a fixed rate. These interest rate swaps had outstanding notional amounts of $316 million as at June 30, 2009. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At June 30, 2009, these interest rate swap contracts had a negative fair value of $29.9 million (December 31, 2008 — negative $38.1 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At June 30, 2009, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 6.6 million euro in exchange for US dollars and these euro contracts had a negative fair value of $0.5 million (December 31, 2008 — fair value of nil). Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.
At June 30, 2009, the Company’s derivative financial instruments that have not been designated as cash flow hedges include forward exchange contracts to purchase $1.5 million New Zealand dollars at an exchange rate of $0.6383 with a fair value of nil (December 31, 2008 — negative fair value of $1.1 million) and a floating-for-fixed interest rate swap contract with a negative fair value of $0.3 million (December 31, 2008 — negative $0.6 million) recorded in other long-term liabilities. For the three and six month periods ended June 30, 2009, the total change in fair value of these derivative financial instruments was $0.3 million (2008 — $0.4 million) and $1.4 million (2008 — $0.1 million), respectively.
13.	Dorado Riquelme investment:
On May 5, 2008, the Company signed an agreement with Empresa Nacional del Petroleo (ENAP), the Chilean state-owned oil and gas company to accelerate gas exploration and development in the Dorado Riquelme exploration block and supply new Chilean-sourced natural gas to the Company’s production facilities in Chile. Under the arrangement, we fund a 50% participation in the block. As of June 30, 2009 we have contributed $53.4 million (December 31, 2008 — $42.1 million) for the Dorado Riquelme block and this amount has been recorded in others assets. We expect to contribute approximately $100 million in further capital over the next three years. The arrangement is subject to receiving final government approvals which are expected during the third quarter of 2009.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

14.	United States generally accepted accounting principles:
The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).
The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income (loss) for the three and six month periods ended June 30, 2009 and 2008 are as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2009	2008	2009	2008
Net income (loss) in accordance with Canadian GAAP	$(5,743)	$38,059	$(24,149)	$102,657
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(956)	(956)
Stock-based compensation [b]	(78)	(41)	(23)	(28)
Uncertainty in income taxes [c]	(192)	1,046	(606)	631
Income tax effect of above adjustments [d]	167	167	334	334

Net income (loss) in accordance with U.S. GAAP	$(6,324)	$38,753	$(25,400)	$102,638

Per share information in accordance with U.S. GAAP:
Basic net income (loss) per share	$(0.07)	$0.41	$(0.28)	$1.07
Diluted net income (loss) per share	$(0.07)	$0.41	$(0.28)	$1.07
The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income (loss) for the three and six month periods ended June 30, 2009 and 2008 are as follows:

	Three Months Ended
	June 30, 2009			June 30, 2008
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$(5,743)	$(581)	$(6,324)	$38,753

Change in fair value of forward exchange contracts, net of tax	(220)	—	(220)	325
Change in fair value of interest rate swap, net of tax	3,038	—	3,038	11,972
Change related to pension, net of tax [e]	—	376	376	236

Comprehensive income (loss)	$(2,925)	$(205)	$(3,130)	$51,286

	Six Months Ended
	June 30, 2009			June 30, 2008
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$(24,149)	$(1,251)	$(25,400)	$102,638

Change in fair value of forward exchange contracts, net of tax	(178)	—	(178)	60
Change in fair value of interest rate swap, net of tax	4,108	—	4,108	76
Change related to pension, net of tax [e]	—	730	730	477

Comprehensive income (loss)	$(20,219)	$(521)	$(20,740)	$103,251

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

14.	United States generally accepted accounting principles (continued):
a)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2008 — $0.5 million) and $1.0 million (2008 — $1.0 million), was recorded for the three and six month periods ended June 30, 2009, respectively.

b)	Stock-based compensation:

The Company has 22,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP.

c)	Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, an income tax expense of $0.2 million (2008 — a recovery of $1.0 million) and $0.6 million (2008 — a recovery of $0.6 million) was recorded for the three and six month periods ended June 30, 2009, respectively.

d)	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2008 — $0.2 million) and $0.3 million (2008 — $0.3 million) was recorded for the three and six month periods ended June 30, 2009, respectively.

e)	Defined benefit pension plans:

Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, an increase to other comprehensive income of $0.4 million (2008 — $0.2 million) and $0.7 million (2008 — $0.5 million) was recorded for the three and six month periods ended June 30, 2009, respectively.

f)	Interest in Atlas joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

14.	United States generally accepted accounting principles (continued):
g)	Non-controlling interests:

Effective January 1, 2009, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. FAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labelled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. Under this standard, the Company would be required to reclassify non-controlling interest on the consolidated balance sheet into shareholders’ equity. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because it results in a balance sheet reclassification and does not impact net income or comprehensive income as disclosed in the reconciliation.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 28

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2009	Q2	Q1	2008	Q4	Q3	Q2	Q1	2007	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	1,941	941	1,000	3,363	829	946	910	678	4,569	997	1,073	1,360	1,139
Purchased methanol	599	329	270	2,074	435	429	541	669	1,453	421	387	269	376
Commission sales [1]	292	161	131	617	134	172	168	143	590	195	168	89	138

	2,832	1,431	1,401	6,054	1,398	1,547	1,619	1,490	6,612	1,613	1,628	1,718	1,653

METHANOL PRODUCTION (thousands of tonnes)

Chile	480	252	228	1,088	272	246	261	309	1,841	288	233	569	751
Titan, Trinidad	388	165	223	871	225	200	229	217	861	220	191	225	225
Atlas, Trinidad (63.1%)	479	275	204	1,134	269	284	288	293	982	278	290	234	180
New Zealand	397	203	194	570	200	126	124	120	435	75	122	120	118

	1,744	895	849	3,663	966	856	902	939	4,119	861	836	1,148	1,274

AVERAGE REALIZED METHANOL PRICE [2]

($/tonne)	196	192	199	424	321	413	412	545	375	514	270	286	444
($/gallon)	0.59	0.58	0.60	1.28	0.97	1.24	1.24	1.64	1.13	1.55	0.81	0.86	1.34

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$(0.26)	(0.06)	(0.20)	1.79	(0.04)	0.75	0.40	0.66	3.69	1.74	0.24	0.35	1.38
Diluted net income (loss)	$(0.26)	(0.06)	(0.20)	1.78	(0.04)	0.74	0.40	0.66	3.68	1.72	0.24	0.35	1.37

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2009 SECOND QUARTER REPORT QUARTERLY HISTORY	PAGE 29

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 28, 2009	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary